Exhibit 21.1

Subsidiaries of Columbia Pipeline Partners LP

Name	Jurisdiction
Columbia Gas Transmission, LLC	Delaware
Columbia Gulf Transmission, LLC	Delaware
Columbia Midstream & Minerals Group, LLC	Delaware
Columbia Energy Ventures LLC	Delaware
CPG OpCo LP	Delaware